EXHIBIT 4.19

U.S. $530,000.00
Poughkeepsie, New York
August 1, 2010

PROMISSORY NOTE

FOR VALUE RECEIVED, Gilman Ciocia, Inc., a Delaware corporation (the "Maker") promises to pay to Prime Partners, Inc., a New York corporation (the "Payee"), during regular business hours at whatever place the Holder may from time to time designate, the principal sum of $530,000.00 plus interest thereon at ten percent (10%) per annum, as follows:

1.
Pursuant to the amortization schedule annexed hereto as Exhibit A, the Maker shall pay to the Payee the sum of $15,007.91 per month (the "Payment") on the 15'1' day of each month (the "Monthly Due Date") commencing on August 15, 2010 and ending on January 15, 2014. Each payment shall include interest in arrears for the previous month.

2.
Up to and including June 30th 2011, in the event that the Maker determines that it cannot make a Payment on the Monthly Due Date, it may defer the Payment by written notice to the Payee. Any Payment so deferred, shall be paid by adding each such deferred Payment to the amortization schedule as an increased monthly Payment commencing on August 15, 2011,

3.
 In the event that the Maker is in default on any of the promissory notes issued in its Regulation D Private Placement, within thirty (30) days from written notice from the Maker, the Payee shall repay to the Maker all principal Payments requested in the notice by the Maker (a "Repayment Demand"). This repayment obligation shall be secured by the Payee's execution of the Collateral Assignment annexed hereto as Exhibit B. Any principal repaid shall be added to the principal due on this note and accrue interest the rate due under this note.

4.	There shall be no fees owed by the Maker to the Payee for any late Payments and no acceleration of this Promissory Note as a result of any late Payments.

The Payee and the Maker acknowledge and agree that this Note supersedes the Promissory Note between the parties dated May 5, 2010 in the amount of $530,000 (the "Old Note"), and that the Old Note is hereby cancelled.

All amounts payable hereunder shall be payable to Payee in United States dollars at such bank account as shall be designated by the Payee in immediately available funds or as otherwise specified to Maker in writing. Payment on this note shall be applied first to any expenses of collection, then to accrued interest, and thereafter to the outstanding principal balance hereof.

This Note may be prepaid in whole or in part at any time without penalty. The following events shall each be an "Event of Default" under this Note:

(a)
The Maker becomes insolvent or generally fails to pay, or admits inwriting its inability or refusal to pay, debts as they become due; or Maker applies for, consents to or acquiesces in the appointment of a trustee, receiver or other custodian for the Maker or any substantial part of its property, or makes a general assignment for the benefit of creditors; or, in the absence of such application, consent or acquiescence, a trustee, receiver or other custodian is appointed for the Maker, or for a substantial part of its property, and is not discharged within 60 days; or any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, is commenced in respect of the Maker, and if such case or proceeding is not commenced by the Maker, it is consented to or acquiesced in by the Maker, or remains for 60 days undismissed; and

(b)	If Maker sells or merges or transfers ownership and control of the corporation (meaning greater than 50% of outstanding common shares are transferred or sold).

(c)	The Maker fails to make any payment required under this Note after ten (10) days written notice from the Payee.

Upon the occurrence of an Event of Default, the unpaid principal, all unpaid accrued interest thereon and all other amounts owing hereunder shall automatically become immediately due and payable. Effective upon an Event of Default, the interest rate on this Note shall increase to 16%, or to such lesser interest rate as is permitted by applicable law.

This Note is made with full recourse to the Maker including without limitation with full recourse to all assets of the Maker and pursuant to and upon all warranties, representations, covenants and agreements on the part of the Maker as contained herein. This Note is not secured.

Maker waives presentment and written demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. Maker waives its rights to a jury trial in connection with any claims arising under this Note to the fullest extent permitted by law. If there has been an Event of Default by Maker hereunder, Payee shall be entitled to receive and Maker agrees to pay all costs of enforcement and collection incurred by Payee, including, without limitation, reasonable attorneys' fees relating thereto.

The provisions of this Note shall be binding on any successor to Maker and shall extend to any holder hereof.

This Note may not be changed, modified or terminated orally.

This note shall be governed by and construed in accordance with the laws of the State of New York without regard to any principles of conflicts of law. The Maker submits to the jurisdiction of the New York State Supreme Court, Dutchess County, for any collection lawsuits.

IN WITNESS WHEREOF, the parties have executed this Amended Promissory Note as of August 1, 2010.

	Gilman Ciocia, Inc.	Prime Partners Inc.

By:	/s/Ted Finkelstein	/s/ Ralph Porpora
	Ted Finkelstein, Vice President	Ralph Porpora, President

EXHIBIT A
Prime Partners Note
Amortization

Principal  530,000.00
Interest                  10%
Pmts                        42

Payment Number	Payment Month	Monthly Payment	Applied to Interest	Applied to Principal	Balance 530,000.00
1	Aug-10	15,007.91	4,416,67	10,591.24	519,408,76
2	Sep-10	15,007.91	4,328.41	10,679.50	508,729.25
3	Oct-10	15,007.91	4,239.41	10,768.50	497,960.75
4	Nov-10	15,007.91	4,149.67	10,858,24	487,102.52
5	Dec-10	15,007.91	4,059.19	10,948.72	476,153.79
6	Jan-11	15,007.91	3,967.95	11,039.96	465,113.83
7	Feb-11	15,007.91	3,875.95	11,131.96	453,981.87
8	Mar-11	15,007.91	3,783.18	11,224.73	442,757.14
9	Apr-11	15,007.91	3,689.64	11,318.27	431,438.80
10	May-11	15,007.91	3,595.32	11,412.59	420,026.29
11	Jun-11	15,007.91	3,500.22	11,507.69	408,518.60
12	Jul-11	15,007.91	3,404.32	11,603.59	396,915.01
13	Aug-11	15,007.91	3,307.63	11,700.28	385,214.73
14	Sep-11	15,007.91	3,210.12	11,797.79	373,416.94
15	Oct-11	15,007.91	3,111.81	11,896.10	361,520.84
16	Nov-11	15,007.91	3,012.67	11,995.24	349,525.60
17	Dec-11	15,007.91	2,912.71	12,095.20	337,430.40
18	Jan-12	16,007.91	2,811.92	12,195.99	325,234.41
19	Feb-12	15,007.91	2,710.29	12,297.62	312,936.79
20	Mar-12	15,007.91	2,607.81	12,400.10	300,536.69
21	Apr-12	15,007.91	2,504.47	12,503.44	288,033.25
22	May-12	15,007.91	2,400.28	12,607.63	275,425.62
23	Jun-12	15,007.91	2,295.21	12,712.70	262,712.92
24	Jul-12	15,007.91	2,189.27	12,818.64	249,894.28
25	Aug-12	15,007.91	2,082.45	12,925.46	236,968.83
26	Sep-12	15,007.91	1,974,74	13,033.17	223,935.66
27	Oct-12	15,007.91	1,866.13	13,141.78	210,793.88
28	Nov-12	15,007.91	1,756.62	13,251.29	197,542.58
29	Dec-12	15,007.91	1,646.19	13,361.72	184,180.86
30	Jan-13	15,007.91	1,534.84	13,473.07	170,707.79
31	Feb-13	15,007.91	1,422.56	13,585.35	157,122.45
32	Mar-13	15,007.91	1,309.35	13.698.56	143,423.89
33	Apr-13	15,007.91	1,195.20	13,812.71	129,611.18
34	May-13	15,007.91	1,060.09	13,927.82	115,683.36
35	Jun-13	15,007.91	964.03	14,043.88	101,639.48
36	Jul-13	15,007.91	847.00	14,160.91	87,478.57
37	Aug-13	15,007.91	728.99	14,278.92	73,199.64
38	Sep-13	15,007.91	610.00	14,397.91	58,801.73
39	Oct-13	15,007.91	490.01	14,517.90	44,283.84
40	Nov-13	15,007.91	369.03	14,638.88	29,644.96
41	Dec-13	15,007.91	247.04	14,760.87	14,884.09
42	Jan-14	15,007.91	123.82	14,884.09	0.00
		630,332.22	100,332.22	530,000.00